NOTICE OF ANNUAL GENERAL MEETING

SILVER STANDARD RESOURCES INC.
Suite 1180 - 999 WEST HASTINGS STREET
VANCOUVER, BRITISH COLUMBIA  V6C 2W2

NOTICE IS HEREBY GIVEN that the Annual General Meeting  (the “Meeting”) of the shareholders of Silver Standard Resources Inc. (the “Company”) will be held at the Terminal City Club, Ceperley and Walker Rooms, 837 West Hastings Street, Vancouver, British Columbia, on Friday, May 15, 2009, at 11:00 a.m. (Vancouver time) for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2008 and the auditor’s report thereon;

2.	To determine the number of directors at eight;

3.	To elect directors for the ensuing year;

4.	To appoint PricewaterhouseCoopers LLP, Chartered Accounts, as the Company’s auditor for the ensuing financial year and to authorise the directors to set the auditor’s remuneration; and

5.	To approve the transaction of such other business as may properly come before the Meeting or any adjournment thereon.

Accompanying this Notice is the Company’s Management Information Circular, a Form of Proxy or Voting Instruction Form and a Financial Statements Request Form.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy.  Those unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy or Voting Instruction Form.  Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 20th day of April, 2009.

BY ORDER OF THE BOARD

“John J. Kim” John J. Kim Corporate Secretary